Exhibit 99.8
Consolidated Financial Statements
Student Transportation Inc.
For the three and nine months ended March 31, 2011

Student Transportation Inc.
Unaudited Consolidated Financial Statements
March 31, 2011

Student Transportation Inc.
Unaudited Consolidated Balance Sheets
(000’s of U.S. dollars)

	As at	As at
	March 31, 2011	June 30, 2010

Assets
Current assets:
Cash and cash equivalents	$4,066	$4,848
Accounts receivable, net of allowance for doubtful accounts of $104 and $85 at March 31, 2011 and June 30, 2010, respectively	38,438	24,949
Inventory	2,741	2,208
Prepaid expenses	18,404	12,960
Other current assets	5,547	3,192

Total current assets	69,196	48,157

Other assets	2,645	1,736
Property and equipment, net	169,464	146,586
Oil and gas interests, net	15,805	16,236
Foreign currency exchange contracts	2,320	625
Other intangible assets, net (Note 3)	68,181	58,650
Goodwill (Note 3)	125,184	103,821

Total assets	$452,795	$375,811

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$1,885	$1,194
Accrued expenses and other current liabilities	33,899	27,656
Income taxes payable	—	4,154
Current portion of long-term debt (Note 4)	35,681	828

Total current liabilities	71,465	33,832

Long-term debt (Note 4)	181,489	142,961
Asset retirement obligation	829	783
Future income tax liability	38,113	32,205
Class B-Series Two and Three common share liability (Note 7)	2,585	2,389
Other liabilities	285	261

Total liabilities	294,766	212,431

Shareholders’ equity
Common shares (Note 5)	302,973	281,483
Equity component of convertible debentures	604	758
Accumulated deficit	(137,343)	(112,799)
Accumulated other comprehensive loss	(8,205)	(6,062)

Total shareholders’ equity	158,029	163,380

Total liabilities and shareholders’ equity	$452,795	$375,811

     See accompanying notes.

Student Transportation Inc.
Unaudited Consolidated Statements of Operations
(000’s of U.S. dollars — except share and per share amounts)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010

Revenues	$90,969	$77,675	$215,413	$189,385

Costs and expenses:
Cost of operations	64,731	52,856	158,488	135,495
General and administrative	8,789	7,315	23,071	20,819
Non-cash stock compensation (Note 7)	401	—	2,548	780
Depreciation and depletion expense	9,849	8,658	22,449	20,646
Amortization expense	865	704	2,499	2,077

Total operating expenses	84,635	69,533	209,055	179,817

Income from operations	6,334	8,142	6,358	9,568
Interest expense	4,242	2,347	10,756	7,861
Unrealized gain on derivative contracts	(935)	(1,282)	(3,286)	(6,704)
Loss on subordinated note extinguishment (Note 4)	—	—	—	3,680
Other expense, net	371	321	202	711

Income (loss) before income taxes	2,656	6,756	(1,314)	4,020
Provision for (recovery of) income taxes	940	2,629	(267)	1,584

Net income (loss)	$1,716	$4,127	$(1,047)	$2,436

Weighted average number of shares outstanding-basic	58,454,375	55,242,635	56,808,413	54,974,748

Weighted average number of shares outstanding-diluted	73,366,628	65,291,179	73,036,484	64,898,068

Basic and diluted net income (loss) per common share (Note 6)	$0.03	$0.07	$(0.02)	$0.04

     See accompanying notes.

Student Transportation Inc.
Unaudited Consolidated Statements of Comprehensive Income (Loss)
(000’s of U.S. Dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010

Net income (loss)	$1,716	$4,127	$(1,047)	$2,436
Other comprehensive (loss) income:
Unrealized (loss) gain on currency translation adjustments	(141)	(290)	(2,143)	3,111

Other comprehensive (loss) income :	(141)	(290)	(2,143)	3,111

Comprehensive income (loss)	$1,575	$3,837	$(3,190)	$5,547

See accompanying notes.

Student Transportation Inc.
Unaudited Consolidated Statements of Shareholders’ Equity
(000’s of U.S. Dollars)

			Equity component	Accumulated
	Share Capital		of	Other
	Shares	Amount	Convertible Debentures	Comprehensive Loss	Accumulated Deficit	Shareholders’ Equity

Balance at June 30, 2009	54,563,893	$276,922	$—	$(8,609)	$(86,384)	$181,929

Net income	—	—	—	—	2,704	2,704
Dividends	—	—	—	—	(29,119)	(29,119)
Common stock issuance	1,086,507	4,561	—	—	—	4,561
Issuance of convertible debentures	—	—	758	—	—	758
Other comprehensive income	—	—	—	2,547	—	2,547

Balance at June 30, 2010	55,650,400	$281,483	$758	$(6,062)	$(112,799)	$163,380

Net loss	—	—	—	—	(1,047)	(1,047)
Dividends	—	—	—	—	(23,497)	(23,497)
Common stock issuance	908,356	5,198	—	—	—	5,198
Conversion of debentures to common stock (Note 4)	3,138,632	16,292	(154)	—	—	16,138
Other comprehensive loss	—	—	—	(2,143)	—	(2,143)

Balance at March 31, 2011	59,697,388	$302,973	$604	$(8,205)	$(137,343)	$158,029

     See accompanying notes.

Student Transportation Inc.
Unaudited Consolidated Statements of Cash Flows
(000’s of U.S. Dollars)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010

Operating activities
Net income (loss)	$1,716	$4,127	$(1,047)	$2,436
Adjustments to reconcile net loss to net cash provided by operating activities:
Future income taxes	(195)	2,629	(1,679)	1,584
Unrealized gain on derivative contracts	(935)	(1,282)	(3,286)	(6,704)
Unrealized loss on call option premium	—	—	—	27
Amortization of deferred financing costs	1,302	269	2,136	733
Non cash stock compensation expense	401	—	2,548	780
Loss on subordinated notes extinguishment	—	—	—	3,680
Gain on disposal of fixed assets	(221)	(7)	(635)	(199)
Depreciation and depletion expense	9,849	8,658	22,449	20,646
Amortization expense	865	704	2,499	2,077
Changes in current assets and liabilities:
Accounts receivable	(6,947)	(2,543)	(12,710)	(12,774)
Prepaid expenses, inventory and other current assets	371	(1,257)	(4,537)	(4,657)
Accounts payable	2	159	646	(256)
Accrued expenses and other current liabilities	8,312	6,413	3,421	7,524
Changes in other assets and liabilities	18	224	(71)	124

Net cash provided by operating activities	14,538	18,094	9,734	15,021

Investing activities
Business acquisitions, net of cash acquired	(31,344)	(8,378)	(54,099)	(16,643)
Purchases of property and equipment	(2,619)	(1,622)	(10,108)	(32,677)
Proceeds on sale of equipment	401	125	1,154	2,650

Net cash used in investing activities	(33,562)	(9,875)	(63,053)	(46,670)

Financing activities

Convertible Debenture Offering	—	—	—	48,533
Redemption of 14% Subordinated Notes	—	—	—	(38,177)
Redemption of Class B Series Two and Three common shares	(60)	(1,724)	(1,791)	(1,818)
Deferred financing cost	(1,626)	—	(1,626)	(2,501)
Common stock dividends	(6,492)	(6,173)	(18,368)	(18,104)
Borrowings on credit facility	139,188	27,056	220,405	151,430
Payments on credit facility	(108,662)	(26,201)	(143,823)	(104,515)
Payments on seller debt and equipment financing	(350)	(542)	(827)	(1,102)

Net cash provided by (used in) financing activities	21,998	(7,584)	53,970	33,746

Effect of exchange rate changes on cash	(479)	277	(1,433)	(361)

Net increase (decrease) in cash and cash equivalents	2,495	912	(782)	1,736
Cash and cash equivalents at beginning of period	1,571	1,383	4,848	559

Cash and cash equivalents at end of period	$4,066	$2,295	$4,066	$2,295

See accompanying notes.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the nine months ended March 31, 2011
(000’s of U.S. Dollars, unless specified)
1. General
STI is a corporation established under the laws of the Province of Ontario. STI was incorporated on September 22, 2004, and for the period from September 22, 2004 to December 21, 2004, was inactive. STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of income participating securities (“IPSs”). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”). Simultaneous to the IPS Offering, STA ULC issued, on a private placement basis, $8,149 (Cdn $10 million) separate 14% subordinated notes having an aggregate principal amount of Cdn $3.847 (the “Separate Subordinated Notes” and together with the Subordinated Notes, the “Notes”). On January 7, 2005, the underwriters of STI’s IPS Offering exercised an overallotment option granted in connection with the IPS Offering. STI and STA ULC used the net proceeds from the IPO Offering combined with the exercise of the overallotment option to purchase 100% of the Class A common shares and 100% of the preferred shares of Student Transportation of America Holdings, Inc. (“STA Holdings”), respectively. Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 7). The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends paid to the holders of STI common shares. STI currently holds a 98.8% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit.
During the nine months ended March 31, 2011, certain holders of the Company’s 7.5% convertible subordinated unsecured debentures (the “7.5% Convertible Debentures”) exercised their conversion rights and converted Cdn $16.1 million of the convertible debentures at a conversion price of Cdn $5.15 per common share into 3,138,632 shares of common stock.
STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”). The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the nine months ended March 31, 2011
(000’s of U.S. Dollars, unless specified)
2. Basis of Presentation
These unaudited interim consolidated financial statements have been prepared following the same accounting policies as the June 30, 2010, audited financial statements and contain all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The financial statement results for the interim period presented are not necessarily indicative of financial results for the full year. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2010.
The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. The first three months of the fiscal year includes July and August, two months for which most schools are closed for summer break. Since schools are not in session during the summer break, there is no school bus transportation revenue. Thus, the Company incurs operating losses during the first quarter of the fiscal year. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to match the vehicle’s usage. These unaudited interim consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.
Certain prior period balances have been reclassified to conform with the current year’s presentation.
The CICA plans to converge Canadian generally accepted accounting principles with IFRS over a transition period expected to end in 2011. Management is reviewing the transition to IFRS on the Company’s consolidated financial statements and has not yet determined the impact.
3. Acquisitions
On February 16, 2011, the Company closed its acquisition of all of the outstanding common stock of Ocean State Transit LLC, (the “Ocean State Acquisition”), located in Middletown, Rhode Island. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $10.4 million. The allocation of the purchase price is preliminary and may change upon final determination of the fair value of assets acquired and liabilities assumed.

Property and equipment	$6,860
Intangible assets	2,247

Subtotal	9,107
Goodwill	1,273

Total	$10,380

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the nine months ended March 31, 2011
(000’s of U.S. Dollars, unless specified)
3. Acquisitions (continued)
The purchase price consisted of $10.4 million in cash. Identifiable intangible assets consist of contract rights of $1.4 million that will be amortized over 20 years and covenants not to compete of $0.2 million that will be amortized over an estimated useful life of 3 years and trade names of $0.6 million with an indefinite life. Additional cash consideration of $0.2 million is contingent upon the renewal of one contract, due in 2012. This amount will be included in the purchase price once the contingency is settled. None of the goodwill related to this acquisition is deductible for tax purposes.
On January 7, 2011, the Company closed its acquisition of all of the outstanding common stock of Grand Island Transit Corporation, Ridge Road Express, Inc., a wholly owned subsidiary of Grand Island Transit Corporation, and Scholastic Transportation Management Services, Inc. (collectively “Ridge Road”), all based in Lockport, New York. Earnings of the acquired company are included in the Company’s results of operations from the date of acquisition. The aggregate purchase price of this acquisition was approximately $23.5 million. The allocation of the purchase price is preliminary and may change upon final determination of the fair value of assets acquired and liabilities assumed.

Current assets, less current liabilities	$2,496
Property and equipment	14,745
Intangible assets	3,753
Future taxes	(5,013)

Subtotal	15,981
Goodwill	7,473

Total	$23,454

The purchase price consisted of $22.5 million in cash, $0.5 million in the form of promissory notes and $0.5 million in STI common shares. Identifiable intangible assets consist of contract rights of $2.4 million that will be amortized over 20 years, covenants not to compete of $0.3 million that will be amortized over an estimated useful life of 3 years and trade names of $1.1 million with an indefinite life. None of the goodwill related to this acquisition is deductible for tax purposes.
On December 21, 2010, the Company closed its acquisition of all of the outstanding common stock of Kevah Konner, Inc. (the “Konner Acquisition”), located in Pinebrook, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $3.5 million. The allocation of the purchase price is preliminary and may change upon final determination of the fair value of assets acquired and liabilities assumed.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the nine months ended March 31, 2011
(000’s of U.S. Dollars, unless specified)
3. Acquisitions (continued)

$186
Property and equipment	2,554
Intangible assets	325
Future taxes	(554)

Subtotal	2,511
Goodwill	989

Total	$3,500

The purchase price consisted of $3.5 million in cash. Identifiable intangible assets consist of contract rights of $0.3 million that will be amortized over 20 years and covenants not to compete of $33 thousand that will be amortized over an estimated useful life of 3 years. None of the goodwill related to this acquisition is deductible for tax purposes.
On July 15, 2010, the Company closed its acquisition of all of the outstanding common stock of Leuschen Bros. Limited (the “Leuschen Acquisition”), located in Sudbury, Ontario. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $19.3 million. The allocation of the purchase price is preliminary and may change upon final determination of the fair value of assets acquired and liabilities assumed.

Current assets, less current liabilities	$825
Property and equipment	7,461
Intangible assets	4,000
Future taxes	(612)

Subtotal	11,674
Goodwill	7,656

Total	$19,330

The purchase price consisted of $19.3 million in cash. Identifiable intangible assets consist of contract rights of $2.8 million that will be amortized over 20 years, covenants not to compete of $0.2 million that will be amortized over an estimated useful life of 3 years and trade names of $1.0 million with an indefinite life. Additional cash consideration of up to approximately $1.5 million is contingent upon renewal of one paratransit contract, due in 2012. This amount will be included in the purchase price once the contingency is settled. None of the goodwill related to this acquisition is deductible for tax purposes.
On March 31, 2010, the Company closed its acquisition of all of the outstanding common stock of Mid-City Transit Corp. and related companies (the “Mid-City Acquisition”), located in Middletown, New York. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $7.1 million.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the nine months ended March 31, 2011
(000’s of U.S. Dollars, unless specified)
3. Acquisitions (continued)

Current assets, less current liabilities	$750
Property and equipment	3,654
Intangible assets	2,162
Future taxes	(1,305)

Subtotal	5,261
Goodwill	1,814

Total	$7,075

The purchase price consisted of $6.9 million in cash and $0.2 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $1.4 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of 3 years and trade names of $0.6 million with an indefinite life. None of the goodwill related to this acquisition is deductible for tax purposes.
On March 17, 2010, the Company closed its acquisition of all of the outstanding common stock of Wilkerson Transportation Company, Inc. (the “Wilkerson Acquisition”), located in Morristown, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $2.5 million.

Current assets, less current liabilities	$—
Property and equipment	1,181
Intangible assets	885
Future taxes	(481)

Subtotal	1,585
Goodwill	931

Total	$2,516

The purchase price consisted of $2.3 million in cash and $0.2 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $0.7 million that will be amortized over 20 years, covenants not to compete of thirty five thousand that will be amortized over an estimated useful life of 3 years and trade names of $0.2 million with an indefinite life. None of the goodwill related to this acquisition is deductible for tax purposes.
On September 17, 2009, the Company closed its acquisition of all of the outstanding common stock of Jordan Transportation Inc. and related companies (the “Jordan Acquisition”), located in Butler, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The final purchase price of this acquisition was $10.4 million.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the nine months ended March 31, 2011
(000’s of U.S. Dollars, unless specified)
3. Acquisitions (continued)

Current assets, less current liabilities	$1,414
Property and equipment	3,352
Intangible assets	3,134
Future taxes	(1,656)

Subtotal	6,244
Goodwill	4,148

Total	$10,392

The purchase price consisted of $8.9 million in cash and $1.5 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $2.4 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of 3 years and trade names of $0.6 million with an indefinite life. None of the goodwill related to this acquisition is deductible for tax purposes.
4. Debt
Indebtedness of the Company at March 31, 2011, includes the following:

	Current	Long Term
Third Amended and Restated Credit Agreement Revolving credit facility	$—	$96,676
Convertible Debentures	—	87,859
Senior Secured Notes	35,000	—
Promissory notes due to former owners	800	250
Deferred loan costs, net of amortization of $1,816	(119)	(3,296)

	$35,681	$181,489

On June 21, 2010, the Company issued 6.75% convertible subordinated unsecured notes (the “6.75% Convertible Debentures”) due June 30, 2015 at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million). Upon maturity the principal amount of the 6.75% Convertible Debentures will be payable in Canadian dollars. On October 26, 2009, the Company issued the 7.5% Convertible Debentures due October 31, 2014 at a price of Cdn $1,000 per debenture, for total gross proceeds of $42.1 million (Cdn $45 million), with an underwriters’ over-allotment option to purchase an additional Cdn $6.7 million of 7.5% Convertible Debentures. On November 10, 2009, the full amount of the underwriters’ over-allotment option was exercised for total gross proceeds of $6.4 million. Upon maturity the principal amount of the 7.5% Convertible Debentures will be payable in Canadian dollars.
The 7.5% Convertible Debentures and the 6.75% Convertible Debentures are collectively referred to as the “Convertible Debentures”

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the nine months ended March 31, 2011
(000’s of U.S. Dollars, unless specified)
4. Debt (continued)
Pursuant to the terms of each indenture, every Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a stated conversion price. The conversion price for the 7.5% Convertible Debentures is Cdn $5.15 per common share which is equivalent to 194.1748 common shares for each Cdn $1,000 principal amount of 7.5% Convertible Debenture. The conversion price for the 6.75% Convertible Debentures is Cdn $7.25 per common share which is equivalent to 137.9310 common shares for each Cdn $1,000 principal amount of 6.75% Convertible Debenture.
During the three and nine months ended March 31, 2011, approximately $13.0 million (Cdn $12.9 million) and $16.3 million (Cdn $16.1 million) of 7.5% Convertible Debentures were converted into common shares of the Company, respectively.
The Convertible Debentures, with the exception of the value assigned to the holders’ conversion option, have been recorded as debt on the balance sheet. The following table summarizes the allocation of the principal amount and related issue costs of the Debentures at the dates of original issuance. The portion of issue costs attributable to the liability of $4.8 million has been capitalized and is being amortized over the terms of the Convertible Debentures, using the effective interest method, while the remaining $41 thousand has been charged to equity.

	Principal Amount
Transaction Date	Issued	Liability	Equity

October 26, 2009	$42,155	$41,725	$430
November 10, 2009	6,378	6,313	65
June 21, 2010	48,232	47,928	304

	96,765	95,966	799
Issue costs	(4,887)	(4,846)	(41)

	$91,878	$91,120	$758

On December 21, 2009, the Company redeemed for cash, all of the outstanding 14% Subordinated Notes of STA ULC, which had a principal balance of $36.4 million (Cdn $38.7 million). The redemption price of the 14% Subordinated Notes was $38.5 million (Cdn $41.0 million), which included a redemption premium of $1.8 million and accrued interest of $0.3 million. The Company recorded a loss of $3.7 million that consisted of the redemption premium of $1.8 million and the write-off of $2.1 of deferred financing costs and other related expenses, partially offset by the write-off of the embedded call option premium which resulted in a $0.2 million gain.
On February 4, 2011, the Company refinanced its senior debt under its existing credit facility and entered into a new amended and restated credit agreement (the “Third Amended and Restated

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the nine months ended March 31, 2011
(000’s of U.S. Dollars, unless specified)
4. Debt (continued)
Credit Agreement”). The existing agreement had a maturity date of December 14, 2011. The Third Amended and Restated Credit Agreement has an initial commitment of approximately $140.0 million and includes a US $95.0 million loan facility and a Canadian $45.0 million loan facility, both of which are available to fund working capital requirements, and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company may request an increase to the $140.0 million initial commitment for up to $100.0 million in additional commitments, so long as no default or event of default has occurred and is continuing. The Third Amended and Restated Credit Agreement has a five year term with a maturity date of February 4, 2016.
The Company’s Senior Secured Notes have a maturity date of December 14, 2011. The Company has decided to defer the renegotiation of the Senior Secured Notes due to the sizable make-whole payment that would be required in a current refinancing. Therefore the Senior Secured Notes have been reclassified to a current liability. The Company plans to refinance the Senior Notes closer to their maturity date.
The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes at March 31, 2011.
5. Common Shares
The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares.
Pursuant to its’ Dividend Reinvestment Plan (the “Plan”), the Company issued 825,726 common shares during the nine months ended March 31, 2011, having an approximate value of $4.7 million. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.
During the nine months March 31, 2011, Company issued 3,138,632 common shares having an approximate value of $16.3 million in connection with conversions of the Company’s 7.5% Convertible Debentures.
On January 7, 2011 the Company issued 82,630 common shares having a value of $0.5 million in connection with the Ridge Road acquisition.
As at March 31, 2011, common shares issued and outstanding are 59,697,388.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the nine months ended March 31, 2011
(000’s of U.S. Dollars, unless specified)
6. Earning (loss) per Share
The following table sets forth the basic and diluted weighted average share amounts:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010

Weighted-average shares outstanding-basic	58,454,375	55,242,635	56,808,413	54,974,748
Potential dilutive effect of shares to be issued to settle the debentures	14,912,253	10,048,544	16,228,071	9,923,320

Weighted-average shares outstanding-diluted	73,366,628	65,291,179	73,036,484	64,898,068

The computations for basic and diluted earnings (loss) per common share are as follows:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2011	March 31, 2010	March 31, 2011	March 31, 2010

Net income (loss)-basic	$1,716	$4,127	$(1,047)	$2,436
Add back: Interest expense and accretion on debentures (net of tax)	1,166	587	3,323	1,010

Net income used for diluted earnings per share	2,882	4,714	2,276	3,446

Basic income (loss) per common share	$0.03	$0.07	$(0.02)	$0.04

Diluted income (loss) per common share	$0.03	$0.07	$(0.02)	$0.04

The conversion of the convertible debentures is anti-dilutive for the three and nine months ended March 31, 2011 and 2010, respectively.
7. Stock Based Compensation
The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005. As part of the 2005 EIP plan formation, the shareholders approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. Beginning with the fiscal year ended June 30, 2009, participants had the right, each year, to “put” up to 20% of the shares awarded from the initial allotment of shares approved in December 2005. Beginning in March 2010, the “put” option was revised, allowing participants to “put” up to one third of the shares they currently hold over the next three years.
On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP. The holders of the Class B Series Two common shares are entitled to receive

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the nine months ended March 31, 2011
(000’s of U.S. Dollars, unless specified)
7. Stock Based Compensation (continued)
dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares will be entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant. All new share awards under the EIP will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.
These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Class B Series Three common shares are recorded as a component of other expense, net in the consolidated statement of operations. Shares granted are fully vested on the grant date.
The following tables summarize the Class B Series Two common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP for the three and nine months ended March 31, 2011:

	For the three months ended
	March 31, 2011
			Total
	Shares	Taxes	outstanding

Shares outstanding at December 31, 2010	425,446	(190,449)	234,997
Redemptions	(1,687)	—	(1,687)

Shares outstanding at March 31, 2011	423,759	(190,449)	233,310

	For the nine months ended
	March 31, 2011
			Total
	Shares	Taxes	outstanding

Shares outstanding at June 30, 2010	619,961	(190,449)	429,512
Redemptions	(196,202)	—	(196,202)

Shares outstanding at March 31, 2011	423,759	(190,449)	233,310

Pursuant to the liquidity provision of the EIP plan, 1,687 and 196,202 shares were “put” back to the Company during the three and nine months ended March 31, 2011. The Company paid $18 thousand and $1.7 million associated with these puts during the three and nine months ended March 31, 2011, respectively. The fair value of the Class B Series Two common shares outstanding at March 31, 2011 represents a liability of $2.6 million which is recorded in other current liabilities.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the nine months ended March 31, 2011
(000’s of U.S. Dollars, unless specified)
7. Stock Based Compensation (continued)
The following tables summarize the Class B Series Two common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP for the three and nine months ended March 31, 2010:

	For the three months ended
	March 31, 2010
			Total
	Shares	Taxes	outstanding

Shares outstanding at December 31, 2009	904,129	(190,450)	713,679
Redemptions	(205,010)	—	(205,010)

Shares outstanding at March 31, 2010	699,119	(190,450)	508,669

	For the nine months ended
	March 31, 2010
			Total
	Shares	Taxes	outstanding

Shares outstanding at June 30, 2009	769,818	(158,344)	611,474
Grants	146,661	(32,106)	114,555
Redemptions	(217,360)	—	(217,360)

Shares outstanding at March 31, 2010	699,119	(190,450)	508,669

The Company recognized $0.8 million in non-cash stock based compensation expense related to the above grants during the nine months ended March 31, 2010, based on the estimated fair value of these shares on the grant date. Pursuant to the long term liquidity provision of the EIP plan, 205,010 shares and 217,360 shares were “put” back to the Company during the three and nine months ended March 31, 2010. The Company paid $1.7 million and $1.8 million associated with these puts during the three and nine months ended March 31, 2010, respectively.
The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP for the three and nine months ended March 31, 2011:

	For the three months ended
	March 31, 2011
			Total
	Shares	Taxes	outstanding

Shares outstanding at December 31, 2010	658,427	(175,669)	482,758
Grants	66,387	(1,198)	65,189
Redemptions	(6,544)	—	(6,544)

Shares outstanding at March 31, 2011	718,270	(176,867)	541,403

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the nine months ended March 31, 2011
(000’s of U.S. Dollars, unless specified)
7. Stock Based Compensation (continued)

	For the nine months ended
	March 31, 2011
			Total
	Shares	Taxes	outstanding

Shares outstanding at June 30, 2010	239,000	(79,572)	159,428
Grants	485,814	(97,295)	388,519
Redemptions	(6,544)	—	(6,544)

Shares outstanding at March 31, 2011	718,270	(176,867)	541,403

The Company recognized $0.4 million and $2.5 million in non-cash stock based compensation expense related to the above grants during the three and nine months ended March 31, 2011, respectively, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 6,544 shares were “put” back to the Company during both the three and nine months ended March 31, 2011, for forty-one thousand dollars. The fair value of the Class B Series Three common shares outstanding at March 31, 2011 represents a liability of $3.8 million, of which $1.2 million is recorded in other current liabilities.
8. Segment Information
The Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada. The oil and gas segment represents the Company’s investments as a non-operator in oil and gas interests in the United States. The accounting polices of the segments are the same as those described in the basis of presentation note in the annual consolidated financial statements. There are no inter-segment sales.

	For the three months ended March 31, 2011			For the nine months ended March 31, 2011
	Transportation	Oil and Gas	Total	Transportation	Oil and Gas	Total
Revenue	$89,628	$1,341	$90,969	$211,345	$4,068	$215,413

Operating income	$6,144	$190	$6,334	$5,513	$845	$6,358

Unallocated expenses			3,678			7,672
Income tax provision (recovery)			940			(267)

Net income (loss)			$1,716			$(1,047)

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the nine months ended March 31, 2011
(000’s of U.S. Dollars, unless specified)
8. Segment Information (continued)

	For the three months ended March 31, 2010			For the nine months ended March 31, 2010
	Transportation	Oil and Gas	Total	Transportation	Oil and Gas	Total
Revenue	$76,101	$1,574	$77,675	$185,555	$3,830	$189,385

Operating income	$7,772	$370	$8,142	$9,242	$326	$9,568

Unallocated expenses			1,386			5,548
Income tax provision			2,629			1,584

Net income			$4,127			$2,436

	As at	As at
	March 31, 2011	June 30, 2010
Total Assets
Transportation	434,965	358,438
Oil and gas	17,830	17,373

	$452,795	$375,811

9. Supplemental Cash Flow Information
The Company paid $1.4 million and $7.2 million in interest for the three and nine months ended March 31, 2011, respectively. The Company paid $1.1 million and $5.9 million in interest for the three and nine months ended March 31, 2010, respectively.
The Company paid $0.8 million and $4.9 million in taxes for the three and nine months ended March 31, 2011, respectively. The Company paid $31 thousand and $0.6 million in taxes for the three and nine months ended March 31, 2010, respectively.
10. Related Party Transactions
The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Company paid the transportation equipment dealer $0.3 million and $0.4 million for the nine months ended March 31, 2011 and 2010, respectively.

Student Transportation Inc.
Notes to Unaudited Consolidated Financial Statements
For the nine months ended March 31, 2011
(000’s of U.S. Dollars, unless specified)
10. Related Party Transactions (continued)
The Company utilizes an executive search firm, to assist in the placement of select management personnel. The Chairman and founding partner of the executive search firm is a director of both the Company and STA Holdings. The Company did not make any payments to the executive search firm for the nine months ended March 31, 2011. The Company paid $0.1 million to the executive search firm for the nine months ended March 31, 2010, for executive search services.
These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.
11. Lease Commitments
During July, August and October 2010, the Company entered into additional leases with three major financial institutions to lease approximately $19.9 million in replacement and growth school vehicles for the 2010-2011 school year. The term of these leases is six years at effective fixed rates in the range of 3.9% to 5.5%. Annual lease payments on these additional leases approximates $3.0 million per year for the term of the leases.
12. Subsequent Events
On April 5, 2011, the Company entered into three additional monthly forward foreign exchange contracts at a rate of Cdn $0.983 to hedge approximately Cdn $1.8 million of the monthly dividend distributions from January 2014 through March 2014.
During April and May 2011, an additional $1.7 million of the Company’s 7.5% Convertible Debentures were converted into 325,434 shares of common stock.
During May 2011, the board of directors approved management’s recommendation for the reduction in the periods covered under the Company’s hedging practices from three years down to one and one half years and the reduction of the portion of anticipated dividends covered under the Company’s hedging practices from 72% to approximately 50%.